November 15, 2019

Allen J. Mistysyn
Senior Vice President - Finance and Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

       Re: The Sherwin-Williams Company
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           Form 10-Q for the Period Ended June 30, 2019
           Filed July 24, 2019
           Item 2.02 Form 8-K
           Filed October 22, 2019
           CORRESP filed September 18, 2019
           File No. 001-04851

Dear Mr. Mistysyn:

       We have reviewed your September 18, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 4, 2019 letter.

Form 10-K for the year ended December 31, 2018

Exhibit 13
Note 9   Other Long-Term Liabilities, page 62

1. We note your response to comment 2 and appreciate the additional disclosures you provided regarding the Gibbsboro site. Please expand your disclosures to also clarify the current stage at each of your other Major Sites, including whether remediation activities and implementation costs at each Major Site are reasonably estimable. Allen J. Mistysyn
The Sherwin-Williams Company
November 15, 2019
Page 2
Form 10-Q for the period ended June 30, 2019

Note 11 - Income Taxes, page 16

2. We note your response to comment 4 related to the reversal of net tax benefits recognized in previous tax years from federal renewable energy tax credit funds. Please address the following:
           Please quantify for us the tax benefits recognized in each of the previous three years and subsequent interim period.
           Please tell us how you determined the tax provision recognized in the 2nd quarter of
              2019 did not represent a correction of an error in previously issued financial statements under ASC 250-10. In this regard, tell us how the recognition of tax benefits in previous years based upon potentially fraudulent information did not constitute an oversight or misuse of facts. Conversely, also tell us how you determined the recognition of tax benefits and the reversal thereof represents a change in estimate.
Form 8-K filed on October 22, 2019

Regulation G Reconciliation, page 5

3. We note your response to comment 3. Please revise reconciliations related to your non-
         GAAP financial measure, adjusted net income per share, to address the following:
           We note you identify certain adjustments as non-operating. Although you do not present a measure that you identify as operating income in your statements of income, it appears to us that certain adjustments you identify as non-operating would be required to be included in the determination of operating income. Please avoid identifying such adjustments as non-operating.
           Please reflect the impact of income taxes as a separate adjustment and explain how the tax impact is calculated. Refer to the guidance provided in Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial
            Measures (April 4, 2018).

      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameAllen J. Mistysyn                          Sincerely,
Comapany NameThe Sherwin-Williams Company
                                                             Division of
Corporation Finance
November 15, 2019 Page 2                                     Office of Trade &
Services
FirstName LastName